UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2005, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ____________

Registration number 333-128859


A.   Full title of the plan:

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          THE PROCTER & GAMBLE COMPANY
                           One Procter & Gamble Plaza
                            Cincinnati, Ohio 45202.


                  Financial Statements of The Gillette Company
                             Employees' Savings Plan

The following audited financial statements are enclosed with this report:

1. Statement of Net Assets Available for Plan Benefits as of December 31, 2005 and December 31, 2004.
2. Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2005 and December 31, 2004.

Exhibits:

23  Consents of the Independent Registered Public Accounting Firms


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       THE GILLETTE COMPANY
                                       EMPLOYEES' SAVINGS PLAN


                                       By: /S/ DAVID A. TIERSCH
                                           ---------------------------------
                                           David A. Tiersch
June 28, 2006

                              THE GILLETTE COMPANY
                             EMPLOYEES' SAVINGS PLAN
                         -------------------------------

                                FINANCIAL REPORT
                                DECEMBER 31, 2005

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------
                                                                       CONTENTS


REPORT LETTERS                                                             1-2


STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS                         3


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS              4


NOTES TO FINANCIAL STATEMENTS                                              5-13


SCHEDULE OF ASSETS HELD AT END OF YEAR                               Schedule 1

             Report of Independent Registered Public Accounting Firm


To the Savings Plan Committee
The Gillette Company
     Employees' Savings Plan


We have audited the accompanying financial statements of net assets available for plan benefits of The Gillette Company Employees' Savings Plan as of December 31, 2005 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the 2005 financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets as of December 31, 2005, and the changes in net assets for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2005 basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      /s/ Plante & Moran, PLLC
Southfield, Michigan
June 16, 2006

             Report of Independent Registered Public Accounting Firm




The Savings Plan Committee
The Gillette Company Employees' Savings Plan:



We have audited the statement of net assets available for plan benefits of The Gillette Company Employees' Savings Plan (the Plan) as of December 31, 2004, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Employees' Savings Plan at December 31, 2004, and the changes in net assets available for plan benefits for each of the years in the two-year period then ended in conformity with U.S. generally accepted accounting principles.

/S/ KPMG LLP
Boston, Massachusetts
June 29, 2005

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                         December 31
                                             ----------------------------------
                                                   2005               2004
                                             ---------------    ---------------
Assets
  Participant Directed Investments
     Plan interest in The Gillette Company
       Master Savings Plan Trust             $ 2,171,755,485    $ 2,032,988,369
     Participant Loans                            26,947,830         28,532,224
                                             ---------------    ---------------
Net assets available for plan benefits       $ 2,198,703,315    $ 2,061,520,593
                                             ===============    ===============

See Notes to Financial Statements.

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------------------
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                     December 31
                                                      --------------------------------------
                                                           2005                   2004
                                                      ---------------        ---------------
Additions to Net Assets Attributed to
   Net investment gain from The Gillette Company
     Master Savings Plan Trust                        $   335,131,328        $   277,883,685

   Interest on participant loans                            1,476,580              1,471,737

   Contributions:
      Employee                                             52,256,536             52,533,210
      Employer                                             27,111,948             26,704,156
                                                      ---------------        ---------------

               Total contributions                         79,368,484             79,237,366
                                                      ---------------        ---------------

               Total additions                            415,976,392            358,592,788

Deductions from Net Assets Attributed to
   Benefit payments paid directly to participants        (280,477,841)          (191,235,402)
                                                      ---------------        ---------------

Net Increase Prior to Transfers                           135,498,551            167,357,386

Transfer from The Gillette Company ESOP                     1,684,171             20,098,544

Transfer from Zooth, Inc.                                          -                 849,838
                                                      ---------------        ---------------

Net Increase in net assets available for plan benefit     137,182,722            188,305,768

Net assets available for plan benefits -
    Beginning of year                                   2,061,520,593          1,873,214,825
                                                      ---------------        ---------------

    End of year                                       $ 2,198,703,315        $ 2,061,520,593
                                                      ===============        ===============

See Notes to Financial Statements.

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2005 AND 2004

NOTE 1 - DESCRIPTION OF PLAN

           The Gillette Company Employees' Savings Plan (the Plan) is sponsored by The Gillette Company, a subsidiary of The Procter & Gamble Company (collectively, the Company). The following provides only general information and participants should refer to the plan document for a more complete description of the Plan's provisions.

           GENERAL - The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Regular employees of The Gillette Company and its participating subsidiaries are eligible to join the Plan on their date of hire.

           PARTICIPANT CONTRIBUTIONS - Eligible employees may voluntarily contribute from 2 percent to 10 percent of their compensation as matched savings and from 1 percent to 5 percent of their compensation as unmatched savings. All contributions must be in 1 percent increments.

           All matched savings contributed by an employee are divided equally between tax deferred and taxed savings. Unmatched savings may be designated by an employee to be either tax deferred or taxed, but not both. Tax deferred contributions made by an employee in any plan year may not exceed the annual limit set by law.

           EMPLOYER CONTRIBUTIONS - The Company contributes $1.00 for every $1.00 of each participant's matched savings for the first 5 percent of each participant's contribution and $0.20 for every $1.00 of the next 5 percent of each participant's contribution.

           VESTING - Participants are immediately vested in their own employee contributions plus the actual earnings thereon. Matching contributions from the Company vest after the participant has completed the earliest of three years of service, two years from date of entry into the Plan, or the attainment of age 65. Participants are also 100 percent vested in the Company contributions credited to their accounts upon death, retirement, total and permanent disability or Company-initiated termination (other than for cause as determined by the Company).

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2005 AND 2004
NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

           PARTICIPANT'S ACCOUNTS - A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested, in accordance with the directions given by the participant, in one or more of the Plan's investment fund offerings (the Funds). Participants may direct their account balance in any of the various funds offered by the plan.

           PARTICIPANT LOANS - The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months or (2) 50 percent of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. Repayment of the loan must be made over a period not to exceed five years.

           PLAN EXPENSES - The Company bears most trustee and administrative costs of maintaining the Plan and investment expenses associated with the Company's stock fund. Investment expenses associated with all other funds offered as investment options under the Plan are deducted from the assets of each of those funds.

           PLAN EARNINGS - As of the close of each business day, the plan trustee is responsible for determining the fair market value of each of the investment options, which includes all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

           With respect to the Company's stock fund, the trustee is responsible for determining the participants' accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account, as of the quarterly ex-dividend date. Any interest or other income earned by the Fund, other than dividends, is allocated quarterly to participant accounts on a proportionate basis.

           BENEFIT PAYMENTS - A participant, surviving spouse or other beneficiary may elect to receive their account balance as a partial or total withdrawal or may elect to have the proceeds of the distribution used to purchase an annuity contract for his or her benefit through an insurer of his/her choice.

           Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the plan document.

           FORFEITURES - Forfeitures by plan participants are used to reduce Company contributions.

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2005 AND 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF ACCOUNTING -The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for plan benefits. Actual results could differ from those estimates.

           The accompanying financial statements are prepared on the accrual basis of accounting.

           INVESTMENTS - Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust (the Savings Plan Trust) based upon the proportionate interest of the Plan in the Savings Plan Trust. See Note 4 for a detailed description of the Savings Plan Trust.

           Investments of the Savings Plan Trust are stated at fair value except for guaranteed and synthetic investment contracts which are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the years ended December 31, 2005 and 2004 is 4.21 percent and 4.49 percent, respectively. The crediting interest rate for these investment contracts as of December 31, 2005 and 2004 is 4.03 percent and 4.20 percent, respectively. Fair value for shares of The Procter & Gamble Company common stock, formerly The Gillette Company common stock (the Company Common Stock) held in the Savings Plan Trust is defined as the closing price of the common stock as reported by the New York Stock Exchange. The fair value for all other investments is determined daily by the trustee on a per-share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. The fair value of the commingled funds is based on the fair value of the underlying investments held in the fund. Participant loans receivable are valued at their outstanding balances, which approximates fair value.

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2005 AND 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

           PAYMENT OF BENEFITS - Benefits are recorded when paid.

           NEW ACCOUNTING PRONOUNCEMENTS - In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, REPORTING OF FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS HELD BY CERTAIN INVESTMENT COMPANIES SUBJECT TO THE AICPA INVESTMENT COMPANY GUIDE AND DEFINED-CONTRIBUTION HEALTH AND WELFARE AND PENSION PLANs (FSP). This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may need to be reported at fair value. Management has not yet determined the impact this standard, which is effective for the plan year ending December 31, 2006, will have on the Plan's financial statements.

           RECLASSIFICATION - Certain prior year amounts have been reclassified to conform to current year presentation.

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2005 AND 2004
NOTE 3 - PLAN TERMINATION

           The Company expects the Plan to continue indefinitely, but reserves the right to amend or terminate the Plan, subject to restrictions, at its discretion (see Note 10).

           If the Plan is terminated or if contributions are completely discontinued, each participant's interest in that portion of their account balance attributable to Company contributions shall become fully vested. Upon termination of the Plan, the Savings Plan Trust may continue in existence at the direction of the board of directors of the Company, subject to the provisions of the Plan and the Savings Plan Trust agreement, or the Savings Plan Trust may be terminated and the assets distributed to participants. Further, in the event the Plan was terminated after the Merger, the Plan's Trust would be continued so long as it held Plan assets, and distributions would be made to participants by the Trustee as if the Plan had not been terminated.

NOTE 4 - MASTER TRUST

           Investments of the Savings Plan Trust are held in trust by Fidelity Management Trust Company. The plans participating in the Savings Plan Trust are The Gillette Company Employees' Savings Plan and The Gillette Company Employee Stock Ownership Plan (the ESOP). Trust income is allocated ratably between the plans in accordance with the assets of each plan invested in the Savings Plan Trust. The net assets of the Savings Plan Trust at December 31, 2005 and 2004 are as follows:

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
-------------------------------------------------------------------------------------------------------------
                                                                                NOTES TO FINANCIAL STATEMENTS
                                                                                   DECEMBER 31, 2005 AND 2004

NOTE 4 - MASTER TRUST (CONTINUED)
                                                                            2005                     2004
                                                                      --------------           --------------
Investments, at fair value:
   Marketable securities:
      The Gillette Company Common Stock Fund                          $         --             $1,313,225,222
      The Procter & Gamble Company Common Stock Fund                   1,462,022,494                     --
   Registered investment companies:
      AF Washington Mutual Investors Fund - Class R-5                     23,114,690               21,745,761
      Allianz CCM Mid Cap - Institutional Class                           35,903,078                     --
      Fidelity Diversified International Fund                             66,496,380               47,784,867
      Fidelity Emerging Markets Fund                                      29,249,677               11,624,220
      Fidelity Growth & Income Portfolio                                  39,044,610               38,352,347
      Fidelity Growth Company Fund                                       105,686,067              100,586,611
      Fidelity Magellan Fund                                              88,825,973               95,737,637
      Fidelity Retirement Government Money Market Portfolio               38,003,023               40,118,056
      Fidelity Short Term Investment Fund                                  1,826,533                9,292,631
      Fidelity U.S. Bond Index Fund                                       32,561,552               29,608,990
      John Hancock Small Cap Growth Fund - Class A                        10,432,723               10,529,221
      PIMCO Mid Cap Fund                                                        --                 21,293,506
      Vanguard Balanced Index - Institutional Class                       47,702,080               42,597,426
      Vanguard Total Stock Market Index Fund - Admiral Class                    --                  9,238,832
      Vanguard Total Stock Market Issue - Institutional Class             15,800,355                     --
   Commingled Pool:
      Fidelity U.S. Equity Index Commingled Fund                         114,725,786              124,075,886
   Investment contracts, at contract value                               430,806,297              425,462,397
                                                                      --------------           --------------

            Total investments                                         $2,542,201,318           $2,341,273,610
                                                                      ==============           ==============
Assets allocated to The Gillette Company Employees'
   Savings Plan                                                       $2,171,755,485           $2,032,988,369

Assets allocated to The Gillette Company Employees Stock
   Ownership Plan                                                        370,445,833              308,285,241


       The aggregate fair value of investment contracts was $429,258,799 and $439,968,129 at December 31, 2005 and 2004, respectively.

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
-------------------------------------------------------------------------------------------------------------
                                                                                NOTES TO FINANCIAL STATEMENTS
                                                                                   DECEMBER 31, 2005 AND 2004
NOTE 4 - MASTER TRUST (CONTINUED)

           The statements of changes in net assets of the Savings Plan Trust for the years ended December 31, 2005 and 2004 are as follows:

                                                                           2005                     2004
                                                                      --------------           --------------
Investment income (loss):
   Net appreciation (depreciation) on fair value of investments:
      The Gillette Company Common Stock fund                          $  378,634,487           $  248,793,435
      The Procter & Gamble Company Common Stock fund                     (48,327,087)                      -
      AF Washington Mutual Investors Fund - Class R-5                         25,554                1,282,136
      Allianz CCM Mid Cap - Institutional Class                            3,686,033                     -
      Fidelity Diversified International Fund                              7,344,747                6,822,788
      Fidelity Emerging Markets Fund                                       6,939,778                1,773,141
      Fidelity Growth & Income Portfolio                                  (4,005,957)               2,421,569
      Fidelity Growth Company Fund                                        12,309,220               10,833,201
      Fidelity Magellan Fund                                               2,184,937                5,647,664
      Fidelity U.S. Bond Index Fund                                         (698,620)                (255,635)
      John Hancock Small Cap Growth Fund - Class A                          (143,825)               1,095,853
      PIMCO Mid Cap Fund                                                          -                 2,928,611
      Vanguard Balanced Index - Institutional Class                          895,789                2,565,833
      Vanguard Total Stock Market Index Fund - Admiral Class                (281,018)                 731,644
      Vanguard Total Stock Market Index Fund - Institutional Class           919,612                       -
      Fidelity U.S. Equity Index Commingled Pool                           5,437,462               12,241,283
   Dividends                                                              36,558,919               26,608,838
   Interest                                                               17,916,614               18,332,461
                                                                      --------------           --------------

               Net investment gain                                    $  419,396,645           $  341,822,822
                                                                      ==============           ==============

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2005 AND 2004

NOTE 5 - INCOME TAXES

           A favorable tax determination letter was received from the Internal Revenue Service on March 13, 2002 stating that the existing Plan and its underlying trust qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) as a profit sharing plan, and is exempt from Federal income taxes. Further, the features of the Plan relating to tax-deferred savings qualified under Section 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

NOTE 6 - ESOP TRANSFERS

           During 2003, The Gillette Company Employee Stock Ownership Plan (the
           ESOP) was amended to require the transfer of former participant account balances not paid out within one full fiscal quarter from their date of termination to The Gillette Company Employees' Savings Plan.

           In 2004, transfers totaling $20,098,544 consisted primarily of accumulated ESOP assets of participants terminated in prior years who did not elect payout of their ESOP balances.

           In the future, transfers from ESOP will occur if participants are terminated and do not elect payout of their ESOP balances within one full fiscal quarter from the date of their termination. Current year transfers from the ESOP consisted of such amounts.

NOTE 7 - PLAN TRANSFER

           On August 2, 2004, $849,838 was transferred to the Plan from Zooth, Inc.'s 401(k) Plan as part of the acquisition of Zooth, Inc. Zooth, Inc. was acquired by the Company as of June 4, 2004.

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS

           Fidelity Investments, a wholly owned subsidiary of FMR Corp., manages several of the Plan's investment options. Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, both wholly owned subsidiaries of FMR Corp., are the Plan's trustee and record keeper, respectively. Therefore, transactions between Fidelity Investments and both the trustee and the record keeper qualify as party-in-interest transactions.

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2005 AND 2004

NOTE 9 - PLAN AMENDMENTS

           Effective December 1, 2003 through November 2004, terminated participants or beneficiaries with accounts of $5,000 or less automatically received a distribution of their total account balance. Subsequent to November 2004, balances are distributed as disclosed in
           Note 1.

NOTE 10 - MERGER

           During 2005, The Procter & Gamble Company, an Ohio corporation (P&G), Aquarium Acquisition Corp., a wholly owned subsidiary of P&G and a Delaware corporation (Merger Sub), and the Sponsor, a Delaware corporation, entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Sponsor (the "Merger"), continuing as the surviving corporation. The Merger was completed in 2005.

           As of the close of the Merger, plan participants' shares of Gillette common stock were converted into P&G common stock using the same ratio (0.975 shares of P&G for each Gillette share) that was applied to all other Gillette stockholders. .

           As a result of the Merger, the Plan may not be amended to impose vesting periods longer than those in effect immediately prior to the Merger or to impose withdrawal provisions more stringent than those in effect immediately prior to the Merger.

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN
--------------------------------------------------------------------------------
                                          SCHEDULE OF ASSETS HELD AT END OF YEAR
                                                  FORM 5500, SCHEDULE H, ITEM 4i
                                                    EIN 04-1366970, PLAN NO. 002
                                                               DECEMBER 31, 2005


          (a)(b)                        (c)
Identity of Issuer, Borrower,      Description of        (d)            (e)
  Lessor, or Similar Party           Investment          Cost      Current Value
-----------------------------   -------------------      ----      -------------
Participants                    Participant Loans
                                bearing interest at
                                5.50% to 10.50%          $ -       $ 26,947,830